Filed Pursuant to Rule 433

Registration Number 333-219724

IBM Credit LLC
November 27, 2018
Pricing Term Sheet

Floating Rate Notes due 2020

3.450% Notes due 2020
3.600% Notes due 2021

Issuer	IBM Credit LLC
Expected Issuer Ratings*	A1/A/A (Moody’s/S&P/Fitch)
Format	SEC Registered
Trade Date	November 27, 2018
Settlement Date	November 30, 2018 (T+3)
Joint Book-Running Managers	HSBC Securities (USA) Inc., RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC
Co-Managers	Banco Bradesco BBI S.A. and Scotia Capital (USA) Inc.
Minimum Denomination	$100,000 and multiples of $1,000

	2020 Floating Rate Notes	2020 Notes	2021 Notes
Size	$750,000,000	$750,000,000	$500,000,000
Maturity	November 30, 2020	November 30, 2020	November 30, 2021
Interest Payment Dates	Quarterly in arrears on November 30, the last day in the month of February, May 30 and August 30	Semi-annually in arrears on November 30 and May 30	Semi-annually in arrears on November 30 and May 30
First Interest Payment Date	February 28, 2019	May 30, 2019	May 30, 2019
Coupon	Spread to LIBOR: + 47 bps Designated LIBOR Page: Reuters Screen LIBOR01 Page Index Maturity: 3 Months Interest Reset Period: Quarterly Interest Reset Dates: November 30, the last day in the month of February, May 30 and August 30 Initial Interest Rate: Three month LIBOR plus 47 bps, determined on November 28, 2018	3.450%	3.600%
Benchmark Treasury	Not Applicable	2.875% due October 31, 2020	2.875% due November 15, 2021

Benchmark Treasury Price/Yield	Not Applicable	100-02 / 2.841%	100-01 ¼ / 2.861%
Spread to Benchmark Treasury	Not Applicable	T + 65 bps	T + 75 bps
Yield to Maturity	Not Applicable	3.491%	3.611%
Make-Whole Call	Not Applicable	T + 10 bps	T + 12.5 bps
Price to Public	100%	99.921%	99.969%
Underwriting Discount	0.10%	0.10%	0.15%
Day Count	Actual/360, Modified Following Business Day	30/360	30/360
CUSIP	44932HAJ2	44932HAK9	44932HAM5
ISIN	US44932HAJ23	US44932HAK95	US44932HAM51

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll-free at (866) 811-8049, RBC Capital Markets, LLC toll-free at (866) 375-6829, SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856 and Wells Fargo Securities, LLC toll-free at (800) 645-3751.

IBM Credit expects to deliver the Notes against payment for the Notes on or about  November 30, 2018, which will be the third business day following the date of the pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the date of delivery hereunder should consult their own advisors.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by IBM Credit LLC on November 27, 2018 relating to its prospectus dated August 17, 2017.